Exhibit 1.02

Conflict Minerals Report of RELM Wireless Corporation
In Accordance With Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of RELM Wireless Corporation ("RELM") for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 ("1934 Act").  Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-677161 for definitions to the terms used in this report, unless otherwise defined herein.
Summary
RELM fully supports the goals and objectives of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act"), which aims to prevent the use of certain "conflict minerals" that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo ("DRC") or adjoining countries (including Angola, Burundi, The Central African Republic, The Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania, and Zambia) (the "Covered Countries").  Conflict minerals include: columbite-tantalite ("tantalum"), cassiterite ("tin"), wolframite ("tungsten"), and gold.
In accordance with Rule 13p-1, RELM undertook due diligence reasonably designed to (i) identify whether there are any conflict minerals necessary to the functionality or production of products manufactured by RELM or contracted by RELM to be manufactured, and if so (ii) determine whether any of the minerals originated in the DRC or an adjoining country, or are from recycled or scrap sources.  RELM designed its due diligence based on guidance issued by the Conflict Free Sourcing Initiative ("CFSI") established by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative ("GeSI") ("EICC-GeSI Guidance"), and on the Organization for Economic Co-operation and Development's ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-risk Areas ("OECD Guidance").
As a result of RELM's due diligence efforts for the year covered by this Report, RELM determined, to its knowledge, that its two-way land mobile radios, repeaters and base stations contain potential conflict minerals.  Two-way land mobile radios can be units that are hand-held or installed in vehicles.  Repeaters expand the range of two-way land mobile radios, enabling them to operate over a wider area.  Base station components and subsystems are installed at radio transmitter sites to improve performance by enhancing the signal and reducing or eliminating signal interference.  RELM has concluded in good faith that, with respect to two-way land mobile radios, repeaters and base stations, the potential conflict minerals that these final products contain are "DRC Conflict Undeterminable."

While RELM takes its conflict minerals compliance very seriously, as a company engaged in the manufacture of land mobile radio communications equipment and related components and subsystems, RELM is several levels removed from the actual mining of any potential conflict minerals that may be contained in its final products.  Furthermore, RELM does not purchase raw ore or unrefined conflict minerals, or make purchases from the Covered Countries.  Thus, RELM cannot determine the origin of any potential conflict minerals that may be in its final products with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral-containing derivatives.  The smelters and refiners in RELM's supply chain -- who RELM typically does not know due to being so far removed from them in the supply chain -- are in the best position to know the origin of the ores.
Section (1) Due Diligence
RELM has taken the following measures to exercise due diligence on the source and chain of custody of the potential conflict minerals in its products.  With respect to the period covered, the design of the due diligence measures described herein for tin, tungsten, tantalum, and gold was based on EICC-GeSI Guidance and OECD Guidance, and involved the following:
1.	RELM has established a management system for conflict minerals.
a.	RELM has structured internal management to support supply chain due diligence.
i.	RELM has adopted and implemented a conflict minerals compliance policy and procedures that are consistent with that of the EICC-GeSI Guidance, for its supply chain.
ii.
A team has been formed to administer the conflict minerals management program.  The team is comprised of Company employees, including responsible management, and reports to the Company's Executive Vice President and chief financial Officer.

b.
RELM conducts surveys of its direct suppliers to determine whether the products they provide to RELM contain potential conflict minerals, using the Conflict Minerals Reporting Template issued by the EICC and GeSI (the "EICC-GeSI Template").

c.
RELM compares the smelters and refiners identified by the suppliers in their survey responses against a list of smelter facilities that have been identified as "conflict free" by the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

d.
RELM requires its suppliers to support it conflict minerals compliance efforts through contractual methods.  For example, RELM has incorporated terms and conditions in its procurement documents which require the supplier to certify that its product is "conflict free."

2.	RELM has designed and implemented a strategy to respond to identified risks. RELM's strategy includes the following:
a.	Findings of supply chain risk assessment are reported by the Conflict Minerals Team to the team lead (EVP & CFO) and the Company's President & CEO.
b.	RELM works with suppliers to identify and use alternate suppliers for any component deemed to include conflict minerals from a Covered Country.
c.	RELM has mechanisms in place whereby its employees can report violations of its conflict minerals policies. RELM has also provided training to relevant employees on its conflict minerals policies.
d.	RELM has incorporated terms and conditions in its procurement documents (e.g. purchase order contracts), which require suppliers to certify their product to be conflict free.
3.	RELM complies with Step 4 of the OECD Guidance through encouraging its direct suppliers to purchase from EICC's Conflict Free Smelter ("CFS") Compliant Smelters.
4.	RELM complies with Step 5 of the OECD Guidance through making its conflict mineral reports ("CMR") available on its website.
The due diligence outlined above has mitigated the risk that components necessary to the functions or production of RELM's products are made from conflict minerals.  In the next compliance period, RELM intends to expand its due diligence to include additional suppliers, and implement steps that will improve upon the information gathered during the due diligence, to further mitigate any risk that RELM's products contain any necessary conflict minerals from Covered Countries.

Section (2) Product Description
Based on RELM's due diligence, RELM determined for the period covered by this Report that the RELM products listed below have production processes which utilize potential conflict minerals, and that the final products are "DRC Conflict Undeterminable."
1.	Products – two-way land mobile radios, repeaters and base stations.
2.
RELM, as a purchaser of finished components, and its suppliers of which it is aware, are several layers removed from the mining of any potential conflict minerals that may be contained in the products.  Accordingly, RELM is unable to determine the origin of these minerals with certainty.

1 Final Rule: Conflict Minerals, Release No. 34-67716 (August 22, 2012), available at http://www.sec.gov/rules/final/2012/34-67716.pdf.